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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Archstone-Smith Operating Trust
(Name of Issuer)

Class A-1 Common Shares of Beneficial Interest, par value $.01 per share
(Title of Class of Securities)

039584
(CUSIP Number)

Caroline Brower, Archstone-Smith Trust, 9200 East Panorama Circle, Suite 400
Englewood, CO 80112, (303) 708-5959
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 1, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (03/00)	Page 1 of 6 pages

CUSIP No.	13D

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Robert H. Smith

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 189,146

	8.	Shared Voting Power 3,418,655

	9.	Sole Dispositive Power 189,146

	10.	Shared Dispositive Power 3,418,655

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,607,801

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 14.4%

14.	Type of Reporting Person (See Instructions) IN

SEC 1746 (2/98)	Page 2 of 6 pages

CUSIP No.	13D	Page 4 of 6 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Robert P. Kogod

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 123,584

	8.	Shared Voting Power 3,398,510

	9.	Sole Dispositive Power 123,584

	10.	Shared Dispositive Power 3,398,510

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,522,094

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 14.1%

14.	Type of Reporting Person (See Instructions) IN

SEC 1746 (2/98)	Page 3 of 6 pages

                                                          SCHEDULE 13D

         This Amendment No. 1 (this "Amendment") is being filed to a Schedule 13D dated October 31, 2001 and filed by Robert H. Smith and Robert P. Kogod (together, the "Reporting Persons") (as so amended, the "13D").

Item 1.  Security and Issuer

         This Amendment relates to the Class A-1 Common Shares of Beneficial Interest, par value $.01 per share ("Units"), of
Archstone-Smith Operating Trust, a Maryland real estate investment Trust (the "Issuer").  The principal executive offices of the
Issuer are located at c/o Archstone-Smith Trust, 9200 East Panorama Circle, Suite 400, Englewood, CO 8012.

Item 5.  Interest in Securities of the Issuer

(a)      The Reporting Persons beneficially own an aggregate of 3,800,127 Units, which represent approximately 15.2% of the outstanding Units as of February 1, 2003.  Information regarding the number and percentage of Units of the Issuer beneficially owned by each of the Reporting Persons is set forth in Appendix 1 (including Charles E. Smith Management, Inc., the record owner of
3,329,768 Units).

(b)      Information regarding the sole and shared voting and sole and shared dispositive power relating to Units beneficially owned by each of the Reporting Persons is set forth in Appendix I.

(c)      The Reporting Persons have not effected any transactions in Units of the Issuer during the past sixty days.  On February 1,
2002, Charles E. Smith Management, Inc. redeemed 379,000 Units.  Archstone-Smith Trust elected to issue 379,000 of its common shares of beneficial interests in satisfaction of the Issuer's redemption obligation, all pursuant to the Issuer's Declaration of Trust.

                                                             Page 4 of 6 pages

                                        SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the
information set forth in this statement is true, complete and correct.

Date:    February 19, 2003

/s/      Robert H. Smith
By:      Robert H. Smith

/s/      Robert P. Kogod
By:      Robert P. Kogod
                                  Page 5 of 6 pages

                                             APPENDIX 1

                                                                         Number of Units
                                             Principal                          of
Name of Reporting Person and                 Occupation                    Issuer Owned
        Business or Residential                  or                             by
        Address (1)                          Employment                 Reporting Persons

                                                                       Sole
                                                                      Voting         Shared
                                                                        and          Voting
                                                                   Dispositive  and Dispositive
                                                                      Power          Power

Robert H. Smith                    Chairman, Charles E. Smith      189,146       3,418,655(2)
                                   Division of Archstone-Smith
                                   Trust

                                   Trustee, Archstone-Smith Trust
Robert P. Kogod                    Trustee, Archstone-Smith Trust  123,584       3,398,510(3)

(1)      The business address of each person listed in Archstone-Smith Trust, Charles E. Smith Division, 2345 Crystal Drive,
         Arlington, Virginia 22202.

(2)      Includes 88,887 Units held of record by Robert H. Smith's spouse, Clarice R. Smith, and includes 3,708,768 Units held of record by Charles E. Smith Management, Inc.

(3)      Includes 68,742 Units held of record by Robert P. Kogod's spouse, Arlene R. Kogod and includes 3,329,768 Units held by
         Charles E. Smith Management, Inc.

                                                Page 6 of 6 pages